Mail Stop 6010   August 9, 2006

Ms. Shelley Clark
President and Chief Executive Officer
Omega United, Inc.
733 W. Montgomery
Spokane, WA 99205

Re: Omega United, Inc.
          Registration Statement on Form 10-SB12G, filed July 14, 2006
          File No. 0-52137

Dear Ms. Clark:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on September 12, 2006 at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to September 12, 2006 to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

2. Please state why you are filing this Form 10-SB12G at this time.

Part I

Item 1. Description of Business, pages 3-5

3. Please expand your disclosure to discuss what critical mass of entertainers you expect you will need on your website in order to create a viable website business and how your business model and plans anticipate you will enlist this critical mass of entertainers.

4. Please expand your disclosure to describe if your target market is limited to a geographic area.

5. Please expand your disclosure to clarify whether you plan to enter into a standard agency agreement with entertainers who will post on your website and to describe the material terms of any such agreement. In addition, please file any such agreement as an exhibit to the registration statement.

6. Please revise your disclosure to describe the "search-engine submission tools like Submit-It."

7. Regarding your disclosure of your intention to become a reporting issuer, please revise your disclosure to state that you "will" become a reporting issuer when this registration statement becomes effective.

Item 2. Management's Discussion and Analysis or Plan of Operation, pages 5-7

8. Please expand your disclosure to briefly describe your "costs of start-up operations and depreciation expense." What start-up costs did you have? What does the depreciation relate to? How much of your $21,063 in expenses to date was for start-up costs and how much for depreciation?

9. We note your disclosure on page 7 regarding your plan to enter into agreements with search engine companies such as Yahoo or Google. Please expand your disclosure to discuss your expected cost of placing your company in a competitive position on these search engines.

10. We note your statement on page 7, "We use the internet for marketing and sales by advertising our website, and resultantly the entertainers that we represent, through search engine placement." It appears, however, that you currently have no marketing and sales efforts in place and no agreements with any search engines, such as Yahoo or Google. Please revise your disclosure to clarify the status of your current marketing and sales efforts and to distinguish your current efforts from what you plan to do in the future.

Item 3. Description of Property, page 7

11. Please expand your disclosure of your current office space to disclose if this is the primary residence of Mrs. and Mr. Clark.

Item 4. Security Ownership of Certain Beneficial Owners and Management, pages 7-8

12. Please confirm to us that none of your other stockholders beneficially own more than 5% of your common stock.

Item 5. Directors and Executive Officers, Promoters and Control Persons, page 8

13. Please revise your disclosure to describe any familial relationship between Shelley and Kendall Clark.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 10

14. Please revise your disclosure to delete the statement that "the Company has been approved for listing on the OTC Bulletin Board under the symbol 'OMGU.'" The OTCBB is not an issuer listing service, market or exchange. Your company and securities cannot be approved for listing on the OTCBB. Only Market Makers can apply to quote securities on the OTCBB. In addition, this registration statement must be effective for your securities to be eligible for quotation by a market maker. Please revise your disclosure accordingly.

15. Please note that resale under Rule 144 and Rule 144(k) is only permitted once you have available "adequate current public information" under Rule 144(c). The Rule 144(c) requirement is met if you have either:

    (1) registered under section 12 of the Securities Exchange Act of 1934 and been subject to '34 Act reporting requirements for 90 days, or

    (2) made available other comparable public information as required by Rule 144(c)(2).

You cannot meet the first requirement until 90 days after this registration statement is effective and you appear not to have met the second requirement. As a result, your securities cannot be sold in reliance on Rule 144 at the "present time." Please revise your disclosure accordingly.

16. In this section, you state that you have 6,800,500 shares of common stock issued and outstanding. Based on your disclosure on pages 6, 9, 12, 13 and in your March 31, 2006

balance sheet, however, it appears that you have 6,880,500 shares of common stock issued and outstanding. Please revise your disclosure to clarify this discrepancy.

Item 4. Recent Sales of Unregistered Securities, pages 12-13

17. Please revise your disclosure on pages 6 and 12 to identify the shareholder to whom you sold 120,500 shares on June 6, 2003. Item 701(b) of Regulation S-B requires you to identify the persons to whom you sold securities.

18. In addition, please revise your disclosure to clarify the nature of the sale of these shares to this shareholder and the type of consideration received. On page 6 you state that the shares were purchased for cash of $1,205 for investment purposes. On page 12, however, you state that the shares were issued in exchange for services related to your formation and development valued at $1,205.

19. With respect to the Regulation D Rule 504 offering, please expand your disclosure to describe the underwriting arrangement. Your revised disclosure should at a minimum name the underwriter, describe the terms of the arrangement and disclose underwriting discounts or commissions.

20. In addition, please revise your disclosure to clarify the number of investors who participated in the Regulation D Rule 504 offering. On page F-12 you state there were 23 subscribers. On pages 6 and 12, however, you state there were 22.

Notes to Consolidated Financial Statements

Note 1- Organization and Significant Accounting Policies, page F-6

21. Please expand your revenue recognition policy disclosure to clarify your consideration of the applicable authoritative literature under U.S. GAAP. For example, refer to SAB No. 104, Topic 13A.1.

22. Please disclose your accounting policy with respect to property, plant and equipment, referencing the applicable authoritative literature as necessary. Additionally, please clarify that you record depreciation expense within selling, general and administrative expense on your statements of operations.

Note 3- Stockholders' Equity, page F-11

23. Please tell us how you considered the provisions of SFAS No. 123(R), particularly paragraph 7, and EITF No. 96-18 in determining the fair value of the 4.2 million shares that you issued in exchange for services rendered at inception and the 120,500 shares that you issued in exchange for services rendered during the year ended December 31, 2004. Additionally, please revise your disclosure either here or in Note 6 to include information regarding the related-party nature of both transactions. Refer to paragraph 2 of SFAS No.

57.

24. Similarly, please revise your disclosure either here or in Note 6 to include information regarding the related-party nature of the February 4, 2004 issuance of 1,000,000 of your common shares for cash of $10,000. Please also tell us how you determined that the $10,000 par value of those shares represented their fair market value at the date of issuance, referring to SFAS No. 123(R) and EITF No. 96-18 as applicable.

Note 6- Related Party Transactions, page 27

25. Please revise your disclosure to clarify the first sentence, as it appears that you have omitted information after "certain" and before "these advances," which makes the note unclear to investors.

Financial Statements for the Quarter Ended March 31, 2006

Notes to Financial Statements

Note 1 – Organization and Significant Accounting Policies

Stock-Based Compensation, page F-8

26. Please update your accounting policy for stock-based compensation as the implementation of SFAS 123(R) was effective January 1, 2006.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ms. Shelley Clark
Omega United, Inc.
Page 6

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director